UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

GERENCIA CORPORATIVA DE COMUNICACIÓN SOCIAL

BULLETIN No. 287/2005

DATE: 12/23/05

Cantarell Complex

Issues related to the Cantarell Complex:

a)	The Cantarell Complex is made up of the Nohoch, Chac, Akal, Kutz, Ixtoc, and Sihil fields, with Akal being the largest. Cantarell was discovered in 1976, and since 1979 through the end of November of this year, it has produced 11,492 MMb of crude oil and 4.691 trillion cubic feet of natural gas. In addition, there is a pressure maintenance project that was approved in 1997, which includes the injection of 1,200 MMcf of nitrogen per day and the drilling of 190 wells up to date. This project has allowed an increase in the crude oil production from 1.082 MMbpd in 1996 to 2.032 MMbpd in 2005. Proved remaining reserves as of January 1, 2005 amount to 6,976 Mmboe. These reserves have been certified since 1997. Accumulated investment as of January 1, 1997 through the end of this year will amount to Ps. 180,320 million, with production for the same period at 5,510 MMb of crude oil and 2.093 trillion cubic feet of gas.

b)	During the first five days of December of this year, the Cantarell Complex’s total production was 2.008 MMbpd, representing 59% of the national production. This volume clearly demonstrates the importance of the Cantarell Complex to the PEMEX investment portfolio. Its production and associated investment are a central factor in PEMEX’s strategy, recognizing both a production decrease in those fields that have begun to reach their maturity stage and a production increase linked to new investment opportunities.

c)	News published on December 6, 2005, in a Mexico City newspaper discloses a scenario in which Cantarell will decrease its production by as much as 1.540 MMbpd by the end of 2006, while production estimates for 2007 and 2008, range from 875 to 520 tbpd of crude oil. This information is based on the interpretation of an internal study performed by PEMEX, that analyzed the consequences of a production scenario that would present restrictions in the production intervals change in already drilled wells, reach greater depths in existing wells and well drilling with new designs, among other items.

d)	The purpose of this study was to focus on the short-term need of taking complementary drilling actions and identifying production alternatives, as is the case in repairing existing wells, relocations of wells, pneumatic pumping optimization and data acquisition reinforcement to monitor field behavior. In that sense, the range of the volumetric model used in this analysis is on a short-term basis, and its estimates are not representative of the medium and long term. Its conclusions update management with respect to this field, with the goal of continuing production practices according to previous estimates, and thus avoiding from a significant declining production scenario, as was identified in this internal study.

e)	Analysis indicates that the gas zone will continue to progress in Cantarell as a result of hydrocarbon production; thus, currently producing wells will stop producing in the future. The pace at which production will decrease will depend on the number of wells that continue to produce, since one of the stated goals for the project is the maintenance of pressure by injecting nitrogen and through the closing of wells with high gas-oil ratio, according to the reservoir management policies.

f)	Our models that 2006 forecast production, take into account all activities related to the reservoir administration along with updated data regarding gas oil contact displacement through September of this year. These estimates show that production levels in the Cantarell complex for 2006 will be approximately 1.905 MMbpd.

This volume is 6% lower as compared to 2005 production which was 2.032 MMbpd, and is consistent with previous forecasts disclosed by PEMEX. For 2007 and 2008, estimated production is 1,683 and 1,430 MMbpd, respectively, if required investment amounts are attained.

g)	PEMEX has stated on several occasions that projects such as Ku- Maloob-Zaap, Offshore Light Crude, Bermúdez Complex, Jujo- Tecominoacán, and others will make up for the Cantarell production decrease. In this context and taking into account PEMEX’s investment portfolio, crude oil production expected for 2006 is expected to surpass 3.400 MMbpd and is related to investments of almost Ps. 107 billion. Thus, the performance of any project must be analyzed within the framework of PEMEX’s total production and should not be considered in isolation.

h)	PEMEX will continue to provide updates on the status of its principal projects, and will continue to report its quarterly financial and volumetric results, according to its transparency and [disclosure] policies.

***********************

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Mauricio Alazraki Pfeffer Mauricio Alazraki Pfeffer Associate Managing Director of Finance

 Date: December 23, 2005

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.